vnu

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications /
Investor Relations

Date	November 7, 2005
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	m.schikker@hq.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed the following press release, dated November 7, 2005:

- **VNU comments on status of proposed merger with IMS Health**

With kind regards,
VNU bv

Maarten Schikker

12/19

I 02.99

vnu

Press release

ADR 82-2876

Date November 7, 2005

VNU COMMENTS ON STATUS OF PROPOSED MERGER WITH IMS HEALTH

Haarlem, the Netherlands – VNU (ASE: VNU), a leading global information and media company, said today that it is currently having wide-ranging discussions with IMS Health (NYSE: RX) to address the development that shareholders claiming to represent 48% of VNU's outstanding shares have informed VNU that they would not support the transaction under any circumstances.

VNU said that although both companies continue to believe the transaction, as negotiated, is in the best interests of their respective shareholders, the companies have discussed various possible alternatives, including a revised merger agreement as well as termination of the agreement. VNU said there can be no assurance as to the outcome of these discussions and pending any such development, the companies are moving forward pursuant to their merger agreement.

About VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research) and business information (Billboard, The Hollywood Reporter, Computing, Intermediair).

VNU is active in more than 100 countries, with headquarters in Haarlem, the Netherlands and New York, USA. The company employs 38,000 people. Total revenues under IFRS amounted to EUR 3.3 billion in 2004. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange. For more information, please visit the VNU website at www.vnu.com.

Press contact	Will Thoretz	New York	+1 646 654 8133
Investor Relations	Peter Wortel	Haarlem	+31 23 546 36 00
	Arnout Asjes	New York	+1 646 654 5031